Exhibit 99.1

PRESS RELEASE

Leitch Investor Contact: David Toews
Chief Financial Officer
Leitch Technology Corporation
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com

4 October, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY CORPORATION ANNOUNCES $40.2 MILLION COMMON SHARE OFFERING

TORONTO - Leitch Technology Corporation ("Leitch") (TSX: LTV) today announced that due to strong demand of the offering announced earlier today, Leitch and the underwriters, led by CIBC World Markets Inc., have agreed to increase the size of the offering by 1,250,000 common shares to 4,250,000 common shares. The issue price is $9.45 per common share. In addition, Leitch has granted the underwriters an over-allotment option to purchase a further 425,000 common shares, exercisable at any time prior to closing. The offering will raise gross proceeds of $40.2 million, assuming that the over-allotment option is not exercised, and approximately $44.2 million if the option is fully exercised. Closing is expected on or about October 22, 2004.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is a trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. (www.leitch.com)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.